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                                                         SEC FILE NUMBER 1-15178

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

                            FLETCHER BUILDING LIMITED
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                 (Translation of Registrant's Name Into English)

            810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   [X]   Form 40-F  [  ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes  [  ]   No  [X[

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FLETCHER BUILDING LIMITED

Date: 14 November 2002


                                          /s/ M C FARRELL
                                          M C FARRELL
                                          COMPANY SECRETARY
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                       APPROVAL GAINED FOR ALL RESOLUTIONS

                       PUT TO ANNUAL SHAREHOLDERS' MEETING

AUCKLAND, 12 November 2002 - Fletcher Building advises that all resolutions put to the Annual Shareholders' Meeting, in Auckland today, were passed.

The resolutions:

 - Approved the acquisition of the Laminex Group, Australia's leading manufacturer and marketer of decorative laminates and decorated wood panels.

 - Ratified the placement of 43.7 million shares undertaken in September 2002 in partial funding of the Laminex acquisition.

 - Approved the reissue of capital notes in Fletcher Building held by the company as treasury stock; and to issue new capital notes up to a value of NZ$150 million.

 -     Re-elected Sir Dryden Spring and Mrs Kerrin Vautier as directors.

 -     Approved the directors fixing the auditor's remuneration.

 - Altered the Company's constitution to ensure consistency with the listing rules of the Australian Stock Exchange.

A sufficient number of eligible votes have been counted to confirm each resolution has been passed. Final voting tallies in respect of each will be announced tomorrow, 13 November 2002.

Martin Farrell
Company Secretary
Phone: +64 9 525 9091
Fax: +64 9 525 9030


End